FS BANCORP, INC.

April 14, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	FS Bancorp, Inc. (the “Company”) Registration Statement on Form S-4 (File No. 333-255123), (the “Registration Statement”)—Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, effective under the Securities Act at 10:00 a.m., Eastern Daylight Time, on Friday, April 16, 2021, or as soon thereafter as practicable.

Sincerely,

FS Bancorp, Inc.

By	/s/ Matthew D. Mullet
Matthew D. Mullet
Chief Financial Officer